Exhibit 99.1

VISION MARINE TECHNOLOGIES ANNOUNCES ROGER MOORE’S
RETIREMENT AND EXECUTIVE LEADERSHIP TRANSITION AT NAUTICAL
VENTURES

Corporate Governance & Leadership Transition

Company Completes Integration Phase and Positions Nautical Ventures for Its Next Chapter Within Vision Marine’s Integrated Marine Platform

BOISBRIAND, Quebec and FORT LAUDERDALE, Florida, June 19, 2026– Vision Marine Technologies Inc. (NASDAQ: VMAR; TSXV: VMAR) (“Vision Marine” or the “Company”), a North American marine company combining proprietary electric propulsion technology with a vertically integrated marine platform, today announced the retirement of Roger Moore, founder of Nautical Ventures Group Inc. (“Nautical Ventures”), effective June 18, 2026.

Mr. Moore will retire from his executive responsibilities and day-to-day management following the completion of the integration phase associated with Vision Marine’s acquisition of Nautical Ventures in June 2025.

Mr. Moore’s retirement concludes a distinguished career spanning decades in the U.S. marine industry, during which he built Nautical Ventures into one of North America’s most recognized and respected marine dealership organizations.

Founded by Mr. Moore, Nautical Ventures evolved from a single-location operation into a premier Florida-based marine enterprise encompassing dealership operations, marina facilities, service infrastructure, financing capabilities, rentals, boat clubs and innovative marketing platforms. During its development, the organization expanded to 13 locations and established relationships with many of the marine industry’s leading manufacturers. In 2024, Nautical Ventures was named the No. 1 dealer in Boating Industry’s Top 100 Dealers ranking in the United States, underscoring the strength of the organization he built and the culture of disciplined execution he helped establish.

Following Vision Marine’s acquisition of Nautical Ventures, Mr. Moore played a key role in supporting the transition while helping preserve the customer relationships, manufacturer partnerships and operational foundation that contributed to the company’s long-standing success.

Alexandre Mongeon, Chief Executive Officer of Vision Marine Technologies, commented:

“Roger Moore built an extraordinary organization and established one of the most respected marine dealership networks in North America. His entrepreneurial vision, commitment to customer service and passion for boating created a business that has become a cornerstone of Florida’s marine industry.”

“On behalf of our Board of Directors, management team, employees, shareholders and industry partners, I want to sincerely thank Roger for his decades of leadership, mentorship and dedication. We wish him a well-deserved retirement and every success in the next chapter of his life.”

Integration Progress Since the Acquisition

Following the acquisition of Nautical Ventures in June 2025, Vision Marine completed a broad integration initiative focused on aligning operations, inventory management, financing activities, marina operations, service infrastructure and retail execution across the organization.

Key accomplishments achieved since the acquisition include:

• Strengthening of the Company’s balance sheet and liquidity profile.
• Optimization of operating locations and overhead structure while maintaining customer service excellence.
• Expansion and preservation of strategic relationships with leading global marine manufacturers.
• Integration of retail sales, marina operations, financing solutions, service infrastructure, rentals, boat clubs and electric propulsion technology into a single operating platform.
• Establishment of an integrated marine platform serving both traditional and emerging electric boating markets.

The acquisition has transformed Vision Marine from a marine technology company into a vertically integrated marine platform with direct customer access, recurring marina revenue, retail distribution, financing capabilities, service infrastructure and proprietary electric propulsion technology.

Executive Leadership Transition

As part of the next phase of operations, Nautical Ventures will continue to be managed by its existing operational leadership team under the strategic oversight of Vision Marine’s executive leadership.

Clement Magot, General Manager of Nautical Ventures, and Matthew Andrews, General Manager of Nautical Ventures, will continue overseeing day-to-day operations, sales execution, customer experience and operational performance across the Nautical Ventures platform.

Both are established members of Nautical Ventures’ operating team and have been actively involved in supporting the Company’s operational initiatives throughout the integration period. Mr. Magot brings prior marine sales leadership experience from Groupe Beneteau, while Mr. Andrews brings prior industry experience from Denison Yachting and supports financing, transaction processing and customer delivery coordination.

Today, Nautical Ventures serves as Vision Marine’s primary retail, marina, service, financing and customer access platform throughout Florida and remains an important component of the Company’s long-term strategy.

Mongeon continued:

“Roger’s retirement marks the completion of the integration phase and the beginning of the next chapter for Nautical Ventures and Vision Marine.”

“The integration of Nautical Ventures has expanded Vision Marine’s capabilities across retail sales, marina operations, financing, service infrastructure, rentals, boat clubs and electric propulsion technology. We believe this integrated model provides a differentiated operating platform that supports our long-term strategic objectives.”

“As we move forward, our focus remains on disciplined execution, operational excellence and the continued development of our integrated marine platform.”

As part of this transition, effective June 18, 2026, Mr. Moore has stepped down from all executive responsibilities and will not hold any executive, board or shareholder position within Vision Marine Technologies. The Company anticipates that Mr. Moore may provide limited advisory support from time to time, as requested, to assist with continuity of certain strategic relationships and initiatives.

The transition is not expected to impact customer relationships, manufacturer partnerships, employee continuity, day-to-day operations or the execution of the Company’s strategic plan.

Vision Marine thanks Roger Moore for his remarkable contributions to the marine industry and wishes him a long, healthy and fulfilling retirement.

About Vision Marine Technologies Inc.

Vision Marine Technologies Inc. (NASDAQ: VMAR; TSXV: VMAR) is a North American marine company combining proprietary electric propulsion technology with a vertically integrated marine platform that includes retail sales, marina operations, service infrastructure, financing solutions and customer access channels. Through its E-Motion™ electric propulsion technology and ownership of Nautical Ventures, the Company operates across both electric and traditional boating segments while pursuing a strategy focused on operational discipline, vertical integration and scalable growth.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable securities laws, including statements regarding strategic initiatives, operational integration, advisory support, future development opportunities, platform expansion and business objectives. Forward-looking statements are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied. Readers are cautioned not to place undue reliance on forward-looking statements. Vision Marine undertakes no obligation to update forward-looking statements except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Investor and Company Contact

Bruce Nurse
Investor Relations
(309) 919-2913
bn@v-mti.com

Alexandre Mongeon
Chief Executive Officer
(450) 951-7009
am@v-mti.com

Raffi Sossoyan
Chief Financial Officer
(450) 951-7009
rs@v-mti.com